UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING RESULTS OF TENDER OFFER BY NTT DATA FOR SHARES OF XNET CORPORATION

On March 3, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the conclusion of a tender offer by NTT DATA CORPORATION (“NTT DATA”) for the shares of XNET Corporation. NTT DATA is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: March 3, 2009

March 3, 2009

Company Name:	Nippon Telegraph and Telephone Corporation
Representative:	Satoshi Miura, President and Chief Executive Officer

(Code No.:	9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

Notice Regarding Results of Tender Offer by NTT DATA for Shares of XNET Corporation

NTT DATA CORPORATION (“NTT DATA”), one of the subsidiaries of Nippon Telegraph and Telephone Corporation (“NTT”), announced that on March 2, 2009, it concluded a tender offer for the shares of XNET Corporation (Code Number: 4762; “XNET”) commenced as of January 14, 2009 (the “Tender Offer”), which the NTT DATA resolved to undertake in a meeting of the board of directors held on January 13, 2009. The results are described in the attached document.

As a result of the Tender Offer, XNET will become a newly consolidated subsidiary of NTT and NTT DATA on the settlement commencement date of the Tender Offer (March 9, 2009).

For further information, please contact:
(Mr.) Anzai or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

March 3, 2009

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, The First Section of the Tokyo Stock Exchange)
Contact Information:	Takashi Kanae, Senior Manager,
Investor Relations Office
(Telephone Number: +81-3-5546 9962)

Re: Notice Regarding Results of Tender Offer for Shares of XNET Corporation

On March 2, 2009 NTT DATA CORPORATION (the “Company” or the “Tender Offeror”) concluded a tender offer for the shares of XNET Corporation (Code Number: 4762; “XNET”) commenced as of January 14, 2009 (the “Tender Offer”), which the Company resolved to undertake in a meeting of the board of directors held on January 13, 2009. The Tender Offer has now concluded and we hereby announce the result. As a result of the Tender Offer, XNET will become a newly consolidated subsidiary of the Company on the settlement commencement date of the Tender Offer (March 9, 2009).

1. Outline of the Tender Offer

(1) Name and Address of the Tender Offeror

NTT DATA CORPORATION

3-3, Toyosu 3-chome, Koto-ku, Tokyo

(2) Name of the Target Company

XNET Corporation

(3) Class of Shares Purchased

Common Stock

(4) Number of Shares to be Purchased through the Tender Offer

Class of Shares	(i) Expected Number of Shares to be Purchased	(ii) Minimum Number of Shares to be Purchased	(iii) Maximum Number of Shares to be Purchased
Shares	21,067 shares	21,067 shares	21,067 shares
Stock Acquisition Rights	- shares	- shares	- shares
Bond with Stock Acquisition Rights	- shares	- shares	- shares
Trust Beneficiary for Shares	- shares	- shares	- shares
Depository Receipts for Shares	- shares	- shares	- shares

Total	21,067 shares	21,067 shares	21,067 shares

(Note 1)	If the total number of shares sold upon the Tender Offer (the “Tendered Shares”) is less than the “Minimum Number of Shares to be Purchased” (21,067 shares), the Company will not purchase any of the Tendered Shares.
(Note 2)	If the total number of Tendered Shares exceeds the “Maximum Number of Shares to be Purchased” (21,067 shares), the Company will not purchase such excess shares, and will deliver or make other settlements concerning the purchase of the shares by the pro rata method provided for in Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended; the “Law”) and Article 32 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Shares Conducted by Non-issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended; the “Ordinance”).

(5) Tender Offer Period

From January 14, 2009 (Wednesday) through March 2, 2009 (Monday) (33 business days in Japan)

(6) Purchase Price of the Tender Offer

173,100 yen per share

2. Results of the Tender Offer

(1) Status of Tendered Shares

Class of Shares	Expected Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased	Number of Shares Tendered	Number of Shares Purchased
Shares	21,067 shares	21,067 shares	21,067 shares	26,730 shares	21,067 shares
Stock Acquisition Rights	- shares	- shares	- shares	- shares	- shares
Bond with Stock Acquisition Rights	- shares	- shares	- shares	- shares	- shares
Trust Beneficiary for Shares	- shares	- shares	- shares	- shares	- shares
Depository Receipts for Shares	- shares	- shares	- shares	- shares	- shares

Total	21,067 shares	21,067 shares	21,067 shares	26,730 shares	21,067 shares

(2) Outcome of the Tender Offer

As the total number of Tendered Shares exceeded the “Maximum Number of Shares to be Purchased” (21,067 shares), as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement, the Company will not purchase any of the excess shares, and will deliver or make other settlements concerning the purchase of the shares by the pro rata method provided for in Article 27-13, Paragraph 5 of the Law and Article 32 of the Ordinance.

(3) Ownership Percentage of Shares After the Tender Offer

Number of Voting Rights relating to Shares Owned by the Tender Offeror before the Tender Offer	—	(Ownership Percentage of Shares Before the Tender Offer: -%)
Number of Voting Rights relating to Shares Owned by Special Affiliates Before the Tender Offer	—	(Ownership Percentage of Shares Before the Tender Offer: -%)
Number of Voting Rights relating to Shares Owned by the Tender Offeror after the Tender Offer	21,067	(Ownership Percentage of Shares After the Tender Offer: 51.00%)
Number of Voting Rights relating to Shares Owned by Special Affiliates after the Tender Offer	—	(Ownership Percentage of Shares After the Tender Offer: -%)

Number of Voting Rights of All the Shareholders of XNET	41,308

(Note 1)	The “Number of Voting Rights of All the Shareholders of XNET” represents the number of voting rights of all the shareholders as of December 31, 2008, shown in the third quarter report in the XNET’s 18th business year submitted by XNET on February 13, 2009.
(Note 2)	The “Ownership Percentage of Shares Before the Tender Offer” and “Ownership Percentage of Shares After the Tender Offer” are rounded to the nearest two decimal points.

(4) Calculation for Purchase by the Pro Rata Method

As the total number of Tendered Shares exceeded the “Maximum Number of Shares to be Purchased” (21,067 shares), as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement, the Company will not purchase all or part of the excess shares, and will deliver or make other settlements concerning the purchase of the shares by the pro rata method provided for in Article 27-13, Paragraph 5 of the Law and Article 32 of the Ordinance.

As the total of the number of shares to be purchased from each Tendering Shareholder (“Tendering Shareholder”), which was calculated by rounding off the number of shares less than one (1) share resulting from the pro rata method, exceeded the Maximum Number of Shares to be Purchased, one (1) share was removed from the number of shares to be purchased from each Tendering Shareholder, starting with the Tendering Shareholder with the largest fraction of shares rounded up, but only to the extent that the total number of such Tendered Shares did not fall below the Maximum Number of Shares to be Purchased. However, because the total number of shares offered would have been less than the Maximum Number of Shares to be Purchased if the number of shares to be purchased had been reduced in this manner from the Tendered Shares of all the Tendering Shareholders with the same number of fraction shares rounded up, shareholders who had one share to be purchased removed were determined by lottery among such Tendering Shareholders, but only to the extent that the total number of such Tendered Shares did not fall below the Maximum Number of Shares to be Purchased.

(5) Aggregate Purchase Price

3,647 million yen

(6) Method of Settlement and Commencement Date of Settlement

a.	Name and Address of Principal Office of Financial Instruments Business Firms and Banks, etc. in Charge of Settlement Regarding the Purchase

Daiwa Securities SMBC Co., Ltd.

9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

Daiwa Securities Co., Ltd.

9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

b.	Commencement Date of Settlement

Monday, March 9, 2009

c.	Method of Settlement

A notice of purchase will be mailed to the address or location of the Tendering Shareholders (or to the address of the standing proxies in the case of non-Japanese shareholders) without delay after the expiration of the Tender Offer Period.

Payment of the purchase price will be made in cash. The tender offer agent or the sub-agent will, in accordance with the instructions of the Tendering Shareholders, pay such purchase price at any head office or any branch of the tender offer agent or sub-agent that accepted the Tender Offer application without delay after the commencement date of the settlement.

d.	Method of Returning Shares

Those shares which need to be returned shall be returned by reverting the Tendering Shareholder’s account opened at the tender offer agent or the sub-agent to its original state as of the application without delay on or after the date which is two (2) business days following the last day of the Tender Offer Period.

(7) Location at Which a Copy of the Tender Offer Report is Available to the Public

NTT DATA CORPORATION

3-3, Toyosu 3-chome, Koto-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

3. Policy After the Tender Offer and Forecast for the Future

(1) Policies After the Tender Offer

The Company and XNET will jointly consider a capital and business alliance, consult together regarding the details thereof and work towards realizing such plans for the purpose of maximizing their mutual business synergies as announced in “Notice Regarding Capital and Business Alliance Agreement with XNET Corporation and Commencement of Tender Offer for Shares of XNET Corporation” dated January 13, 2009.

In addition, the board of directors of XNET will present at the ordinary general meeting of shareholders of XNET to be held in June 2009 agenda items relating to: (i) the election of directors consisting of nine (9) candidates, including five (5) candidates separately designated by the Company; and (ii) the election of statutory auditors, including one (1) candidate separately designated by the Company.

Further, as the shares of XNET are listed on the First Section of the Tokyo Stock Exchange, Inc., the Company intends to maintain the listing of the XNET Shares after the completion of the Tender Offer.

(2) Forecast of the Effect on Future Business Performance

The effect on the Company’s consolidated business performance and non-consolidated business performance is now being reviewed. If any revision of the forecasts of business performance or matters to be announced is required by stock exchange rules, the Company will promptly make such disclosure in accordance with such rules.

(For reference purposes)

XNET Corporation

(1) Corporate Name	XNET Corporation

(2) Representative	Kunio Suzuki, Representative Director and President

(3) Address of Head Office	Sumitomo Fudosan Yotsuya Building 4F, 13-4, Araki-cho, Shinjuku-ku, Tokyo, Japan

(4) Date of Establishment	June 3, 1991

(5) Major Content of Business	XNET Services and sales of equipment

(6) Accounting Period	March 31

(7) Number of Employees	132 (as of December 31, 2008)

(8) Main Office	Tokyo (Head Office)

(9) Capital	783,200,000 yen (as of December 31, 2008)

(10) Total number of issued and shares	41,308 Shares (as of December 31, 2008)

(11) Major Shareholders and Their Ownership Percentages (as of September 30, 2008)	Seiji Yoshikawa	18.04%
	Hisakazu Watanabe	18.04%
	Shinichi Kobayashi	9.11%
	SORUN CORPORATION	7.71%
	Shinji Ishikawa	2.21%
	Kunio Suzuki	1.63%
	Japan Trustee Services Bank, Ltd.	1.43%
	Takehiko Motani	1.25%
	Yosuke Sakamoto	1.11%
	Japan Trustee Services Bank, Ltd.	1.00%

(12) Performance Trends in the Most Recent Business Year

	Fiscal year ending March 2007	Fiscal year ending March 2008
Net sales	2,621,042,000 yen	2,960,117,000 yen
Gross profit	2,521,828,000 yen	2,871,814,000 yen
Operating income	625,291,000 yen	583,389,000 yen
Ordinary income	629,954,000 yen	593,666,000 yen
Net income	359,401,000 yen	317,654,000 yen
Total assets	4,902,928,000 yen	5,002,518,000 yen
Net assets	4,491,410,000 yen	4,583,229,000 yen
Cash dividends per share	5,300 yen	5,300 yen

[End of Document]